

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Jay S. Sidhu
Chairman, Chief Executive Officer and Director
Customers Bancorp, Inc.
1015 Penn Avenue
Wyomissing, Pennsylvania 19610

Re: Customers Bancorp, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 13, 2011
File No. 333-166225

Dear Mr. Sidhu:

        We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Update the calculation of registration fee table in your next amendment and include the maximum amount of securities to be issued in both the reorganization and the merger.

2.   Please confirm that all material non-public information shared by the two parties to the merger during due diligence is currently included within this document. This would include any forecasts or projections provided by either company to the other company or to a financial advisor for the other company.

3.   Please provide us with copies of any "board books" or similar materials furnished to board members in connection with the transactions. We may have further comments after we review these materials.

4.   Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountants.

Cover Page

5.   Prominently disclose the percentage of common stock each of the shareholder bases will own assuming the transactions are completed.

6.   Please disclose here, or on the two letters to shareholders, that Customers Bancorp shares may not be listed or quoted on any exchange following the merger.

Summary, page 2

7.   Please provide brief summaries of the principle parties to the merger.

Questions and Answers About the Reorganization and the Merger, page 8
What vote do the boards of directors recommend? – page 12

8.   Provide clear, specific, understandable summaries of the reasons why each board has concluded that the merger is the best interests of its company's shareholders. Refrain from generic disclosure that could be applied to every bank merger.

Are the Interests of the Customers Bank's and BBI's boards of directors…, page 13

9.   Please provide a brief summary of the financial interests of directors and officers in the merger.

Background of the Merger, page 52

10.   Please revise the disclosure on page 52 to clarify what deliberations on the part of Customers Bank preceded Jay Sidhu's call to Norman Heilenman on July 23, 2009.

11.   Please revise to describe the negotiation of the principal terms of the merger, including price.

Reasons for the Merger, page 57

12.   Please revise the disclosure so that each of the "reasons" discussed provides a clear basis
        for the decision to proceed with the merger, not merely generic "factors considered" by
        the board. For example, please quantify the "meaningful cost savings for the combined
        entity." Additionally, as examples only, what material aspects of the experience of the
        Berkshire management team were considered? What were the potential net operating loss
        carryovers and their limitations?

Certain Material U.S. Federal Income Tax Considerations of the Merger, page 79

13.   Please revise to state that the discussion of the "principal federal income tax
        consequences" constitute the opinion of the respective tax counsel.

Customers Bank – FDIC Assisted Transactions
Acquisition of USA Bank, page 103

14.   We note your disclosure that concurrently with the acquisition of USA Bank, Customers
        Bank entered into Loss Sharing Agreements with the FDIC that covers certain legacy
        assets, including the entire loan portfolio and OREO, and certain purchased investment
        securities, including private-label mortgage-backed securities and non-investment grade
        securities. This appears inconsistent with your disclosure in Note 1 to Statement of assets
        acquired and liabilities assumed on page 241 that Customers Bank and the FDIC entered
        into two loss share agreements – one for residential real estate loans and one for all other
        loans and OREO. Please tell us, and revise your disclosures here and elsewhere in the
        document, as applicable, to clarify the extent to which purchased investment securities
        are covered by the Loss Sharing Agreement.

Acquisition of ISN Bank, page 103

15.   We note your disclosure that concurrently with the acquisition of ISN Bank, Customers
        Bank entered into Loss Sharing Agreements with the FDIC that covers certain legacy
        assets, including the entire loan portfolio and OREO, and certain purchased investment
        securities, including private-label mortgage-backed securities and non-investment grade
        securities. This appears inconsistent with your disclosure in Note 1 to Statement of assets
        acquired and liabilities assumed on page 252 that Customers Bank and the FDIC entered
        into two loss share agreements – one for residential real estate loans and one for all other
        loans and OREO. Please tell us, and revise your disclosures here and elsewhere in the
        document, as applicable, to clarify the extent to which purchased investment securities
        are covered by the Loss Sharing Agreement.

Compensation Discussion and Analysis, page 113

16.   We note the statement that "in 2010, the Compensation Committee decided not to raise salaries of the named executive officers because such officers had been with Customers Bank only since 2009." Please revise to clarify this statement in light of the sizeable differences disclosed in the Summary Compensation Table between 2009 and 2010 compensation.

Risk Management Checks and Balances, page 114

17.   Please tell us what is meant by "financial performance metrics" and how such measurements are used in establishing executive compensation.

Summary Selected Unaudited Pro Forma Condensed Financial Information
Summary Selected Unaudited Pro Forma Condensed Statements of Financial Condition as of September 30, 2010, page 136

18.   Please revise your presentation to present covered and non-covered assets separately, similar to your unaudited balance sheet presentation on page Customers F-1.

19.   Please revise your pro forma presentation and corresponding pro forma adjustment to differentiate between purchased impaired loans within the scope of ASC 310-30, purchased non-impaired loans accounted for under ASC 310-20, and non-impaired loans to which you applied ASC 310-30 by analogy. In addition, please also revise your relevant accounting policy disclosures to clearly explain your accounting policies for both purchased impaired and purchased non-impaired loans.

20.   With respect to those purchased loans to which you apply the ASC 310-30 accounting model, please tell us in detail how you segregated the acquired loans into pools for accretion and impairment testing purposes. Tell us how many pools you created and the basis for segregation. Identify the specific loan characteristics that were used for segregation and specifically address whether performing and non-performing loans were separately segregated.

Customers Bank – Selected Financial Data, page 141

21.   We note that the ratio of non-performing, not covered loans to total not covered loans was 3.69% at September 30, 2010, which does not appear consistent with your disclosure on page 153 stating that this ratio was 3.49% as of this same period end. Please explain and revise as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Customers Bank
Asset Quality, page 153

22.   We note your disclosure of non-performing loans and assets not covered under FDIC loss sharing agreements and the corresponding asset quality ratios at September 30, 2010 and December 31, 2009. In order to provide further transparency surrounding these disclosures, please clarify your non-accrual policy as it relates to warehouse loans as well as the impact that this policy and your accounting for purchased manufactured housing loans has on these disclosures, including credit quality ratios and trends. Specifically identify the ratios particularly affected and explain that certain ratios may not be comparable across quarters or years or comparable to other portfolios that were not impacted by similar non-accrual loan policies or purchase accounting. For example, please consider quantifying the amount of purchased manufactured housing loans and/or warehouse loans included in denominator of the non-performing, not covered loans to total loans not covered ratio and the allowance to not covered loans ratio for which there are no corresponding balances in the numerator.

23.   In your table setting forth non-accrual loans and non-performing assets covered under FDIC loss sharing agreements as of September 30, 2010 on page 154, we note that the total does not appear to be correctly calculated. Please explain and revise as necessary.

USA Bank Acquisition
Notes to Statement of Assets Acquired and Liabilities Assumed By Customers Bank as of July 9, 2010
Note 6 – Loans, page 243

24.   Please address the following regarding your accounting treatment for loans acquired in connection with the USA Bank FDIC assisted transaction:

- Revise your disclosures to more clearly identify the loans at the acquisition date that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both groups of loans;

- Revise your disclosures to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to each of these accounting models. Provide us with the parameters for each of the pools created for loans acquired in this transaction; and

- Revise your disclosures to more clearly explain how you determine whether an acquired loan has evidence of deterioration in credit quality and is therefore in the scope of ASC 310-30.

25.   As a related matter, you disclose an accretable yield of $588 thousand related to $63.4 million of cash flows expected to be collected at acquisition for impaired loans acquired in the USA Bank acquisition. Please explain to us in detail your calculation of the nonaccretable and accretable yield for this acquisition and explain why the accretable yield is so low. Clearly discuss the interplay in these computations with your valuation of the loss sharing agreement indemnification asset.

ISN Bank Acquisition
Notes to Statement of Assets Acquired and Liabilities Assumed By Customers Bank as of September 17, 2010
Note 6 – Loans, page 255

26.   Please address the following regarding your accounting treatment for loans acquired in connection with the ISN Bank FDIC assisted transaction:

*   Revise your disclosures to more clearly identify the loans at the acquisition date that met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30. In addition, in an effort to provide clear and transparent disclosures please provide separate ASC 310-30-50 disclosures for both groups of loans;

*   Revise your disclosures to more clearly disclose your accounting policies for establishing and assembling the pools of loans which were subject to each of these accounting models. Provide us with the parameters for each of the pools created for loans acquired in this transaction; and

*   Revise your disclosures to more clearly explain how you determine whether an acquired loan has evidence of deterioration in credit quality and is therefore in the scope of ASC 310-30.

27.   As a related matter, you disclose an accretable yield of $288 thousand related to $21.5 million of cash flows expected to be collected at acquisition for impaired loans acquired in the ISN Bank acquisition. Please explain to us in detail your calculation of the nonaccretable and accretable yield for this acquisition and explain why the accretable yield is so low. Clearly discuss the interplay in these computations with your valuation of the loss sharing agreement indemnification asset.

Customers Bank Financial Statements
Notes to Unaudited Financial Statements for the three and nine months ended September 30, 2010 and 2009
Note 8 – Income Taxes, page Customers F-14

28.   We note your disclosure that you recorded a $9.9 million adjustment during the third quarter of 2010 to reverse the deferred tax valuation allowances previously recorded on your net deferred tax asset through the six months ended June 30, 2010. Your disclosure states that this reversal of the valuation allowance was due to the acquisitions of USA Bank and ISN Bank, your profitability through the third quarter of 2010 and your belief that it is more likely than not that your net deferred tax asset will be realized. Please provide us with and revise your disclosure to include:

- a significantly enhanced discussion of factors considered in making this determination, specifically addressing why you believe the acquisitions of USA Bank and ISN Bank will result in profitability;

- a discussion of the positive evidence considered, specifically addressing how you were able to overcome the significant negative evidence that you appear to be in a cumulative three year loss position if not for the bargain purchase gain recognized during the nine months ended September 30, 2010;

- a discussion of your reliance on any tax planning strategies or the offset of deferred tax liabilities in lieu of taxable income for the realization of your deferred tax assets, if applicable; and

- a roll-forward of any valuation allowance.

Note 5 – Loans Receivable and Allowance for Loan Losses, page Customers F-11

29.   We note your disclosure on page 144 that you began a new initiative in mortgage warehouse lending in 2009, in which you finance mortgage loans for mortgage companies from the time of the home purchase or refinancing of a mortgage loan through the sale of the loan into the secondary market and that you had $328.9 million and $16.4 million in mortgage warehouse loans at September 30, 2010 and December 31, 2009, respectively. Given the fact that these loans comprise 41% of your total loans at September 31, 2010, please tell us, and revise your disclosure here and elsewhere in your filing, as applicable, to include a significantly enhanced description of your warehouse lending activity including, but not limited to the following:

- how long the loans are in warehouse (i.e., turnover rate);

- how you determined that these loans should be accounted for as held for investment rather than held for sale for accounting, reporting and valuation purposes; and

- how loans not sold within the normal timeframe are treated for accounting, reporting and valuation purposes.

Exhibits

30.   Please file the numerous outstanding exhibits with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3366 with any other questions.


Sincerely,

Michael Seaman
Special Counsel

cc: David F. Scranton, Esquire
       Stradley Ronon Stevens & Young, LLP
       30 Valley Stream Parkway
       Malvern, Pennsylvania 19355